

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

October 29, 2010

Carl J. Laurino
Chief Financial Officer
The Manitowoc Company, Inc.
2400 Soiuth 44th Street
Manitowoc, Wisconsin 54221-0066

      RE: **The Manitowoc Company, Inc.**
               Form 10-K for the Fiscal Year ended December 31, 2009
               Filed March 1, 2010
               File No. 1-11978

Dear Mr. Laurino:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey Jaramillo
                        Accounting Branch Chief